FEB 2 7 2006 PROCESSING SECTION

06004589

EDSTATES
XCHANGE COMMISSION
Washington, D.C. 20549

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|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52983 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sawtooth Securities, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**910 West Main Street, Suite 320**
(No. and Street)

| Boise | ID | 83702 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Scott Mecham** **(208) 331-0767**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Spicer Jeffries LLP**
(Name – *if individual, state last, first, middle name*)

| 5251 S Quebec St, Suite 200 | Greenwood Village | CO | 80111 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Scott Mecham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sawtooth Securities, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TANNAN FLORA NOTARY PUBLIC STATE OF IDAHO

Signature

President

Title

Notary Public exp 5/11/2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**SAWTOOTH SECURITIES, LLC**

**CONTENTS**

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

# INDEPENDENT AUDITORS' REPORT

The Members of
Sawtooth Securities, LLC

We have audited the accompanying statement of financial condition of Sawtooth Securities, LLC as of December 31, 2005, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 2004 were audited by other independent accountants whose report dated February 14, 2005 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sawtooth Securities, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 10, 2006

# SAWTOOTH SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2005

| | 2005 | 2004 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 86,130 | $ 78,728 |
| Commissions and fees receivable | 18,340 | 34,848 |
| Clearing deposit | 25,000 | 25,000 |
| Other assets | 1,063 | 134 |
| | $ 130,533 | $ 138,710 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| **LIABILITIES:** | | |
| Commissions payable | $ 13,495 | $ 29,518 |
| Accounts payable and accrued expenses | 2,773 | 3,011 |
| *Total liabilities* | 16,268 | 32,529 |
| **LINE OF CREDIT (Note 5)** | - | 23,367 |
| **LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (Note 2)** | 308,440 | 289,456 |
| **COMMITMENTS AND CONTINGENCIES** (Note 5 and 6) | | |
| **MEMBERS' EQUITY (DEFICIT)** (Note 3) | (194,175) | (206,642) |
| | $ 130,533 | $ 138,710 |

The accompanying notes are an integral part of these statements.

SAWTOOTH SECURITIES, LLC

# STATEMENT OF OPERATIONS
## YEAR ENDED DECEMBER 31, 2005

| | 2005 | 2004 |
|---|---|---|
| **REVENUES:** | | |
| Commissions and fees | $ 1,149,959 | $ 848,498 |
| Interest and dividends | 10,617 | 13,677 |
| *Total revenues* | 1,160,576 | 862,175 |
| **EXPENSES:** | | |
| Commissions | 819,392 | 598,774 |
| Salaries and benefits | 205,508 | 121,942 |
| General and administrative | 73,138 | 76,286 |
| Professional fees | 19,823 | 12,987 |
| License and regulatory fees | 13,257 | 9,938 |
| Occupancy costs | 8,484 | 5,377 |
| Management fee | - | 35,500 |
| Other | 8,507 | 6,925 |
| *Total expenses* | 1,148,109 | 867,729 |
| **NET INCOME (LOSS)** | **$ 12,467** | **$ (5,554)** |

The accompanying notes are an integral part of these statements.

SAWTOOTH SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT)
YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| **BALANCE,** December 31, 2003 | $ | (201,088) |
| Net loss | | (5,554) |
| **BALANCE,** December 31, 2004 | | (206,642) |
| Net income | | 12,467 |
| **BALANCE,** December 31, 2005 | **$** | **(194,175)** |

The accompanying notes are an integral part of these statements.

## SAWTOOTH SECURITIES, LLC

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
## YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| **BALANCE,** December 31, 2003 | $ | 270,472 |
| Accrued interest | | 18,984 |
| **BALANCE,** December 31, 2004 | | 289,456 |
| Accrued interest | | 18,984 |
| **BALANCE,** December 31, 2005 | **$** | **308,440** |

The accompanying notes are an integral part of these statements.

# SAWTOOTH SECURITIES, LLC

## STATEMENT OF CASH FLOWS
## YEAR ENDED DECEMBER 31, 2005

| | 2005 | 2004 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income (loss) | $ 12,467 | $ (5,554) |
| Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities: | | |
| Interest capitalized on subordinated debt | 18,984 | 18,984 |
| Decrease in commissions receivable | 16,508 | 18,274 |
| (Increase) decrease in other assets | (929) | 7 |
| (Decrease) increase in accounts payable and accrued expenses | (238) | 1,134 |
| Decrease in commissions payable | (16,023) | (2,467) |
| *Net cash (used in) provided by operating activities* | 30,769 | 30,378 |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Repayments on line of credit | (23,367) | (1,633) |
| **NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS** | 7,402 | 28,745 |
| **CASH AND CASH EQUIVALENTS at beginning of year** | 78,728 | 49,983 |
| **CASH AND CASH EQUIVALENTS at end of year** | **$ 86,130** | **$ 78,728** |
| **SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:** | | |
| Cash paid for interest | **$ 1,511** | **$ 1,572** |
| Accrued interest converted to subordinated debt | **$ 18,984** | **$ 18,984** |

The accompanying notes are an integral part of these statements.

## NOTES TO FINANCIAL STATEMENTS

### *NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

***Organization and Business***

Sawtooth Securities, LLC (the "Company") was incorporated in Idaho in October 2000, and was approved as a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers on February 16, 2001.

***Clearing Agreement***

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

***Revenue Recognition***

The Company records proprietary transactions, commission revenue and related expenses on a trade date basis.

***Cash Equivalents***

For purposes of the statement of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Income Taxes***

The Company is not considered a separate taxable entity for tax purposes. All income is reported on the respective members' tax return.

## *NOTE 2 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS*

The Company has borrowed money under a subordination agreement as follows:

| | 2005 | 2004 |
|---|---|---|
| Bearing interest at 8.0% and due on April 30, 2008 | $ 237,250 | $ 237,250 |
| Accrued interest on subordintaed note | 71,190 | 52,206 |
| | $ 308,440 | $ 289,456 |

The subordinated borrowings and related accrued interest are covered by an agreement approved by the National Association of Securities Dealers, Inc., and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

## *NOTE 3 - NET CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2005, the Company had net capital and net capital requirements of $108,357 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.15 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

## *NOTE 4 - RELATED PARTY TRANSACTIONS*

The Company has an agreement with its supervisory member, whereby the Company pays a monthly management fee. During the year ended December 31, 2005, the supervisory member waived all management fees, during the year ended December 31, 2004, the Company paid $35,500 in management fees.

The Company has an agreement whereby it reimburses members for its portion of rent and other operating expenses on a monthly basis. During the years ended December 31, 2005 and 2004, the Company reimbursed its members $8,484 and $5,377, respectively.

## *NOTE 5 - COMMITMENTS*

The Company has a revolving commercial line of credit with a bank bearing interest at the prime rate plus 1%, 8.25% and 6.5% at December 31, 2005 and 2004, respectively. The line of credit is secured by substantially all of the Company's assets and collateralized by all rights, title and interest in all monies, instruments, savings, checking and other deposit accounts that are in the lender's custody. It is also personally guaranteed by the members of the Company. The line of credit is subject to annual renewals in April of each year. At December 31, 2005, the Company's unused amount of the line of credit is $30,000. The outstanding balance at December 31, 2004 was $23,367.

## *NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES*

In the normal course of business, the Company's customers' activities ("customers") through its clearing broker involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the amounts due from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash, receivables, payables and other liabilities are carried at amounts that approximate fair value, due to the short term nature of those instruments.

# SUPPLEMENTARY INFORMATION

SAWTOOTH SECURITIES, LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2005

| | | |
|---|---|---|
| **CREDIT:** | | |
| Members' deficit | $ | (194,175) |
| Liabilities subordinated to claims of general creditors | | 308,440 |
| *Total credits* | | 114,265 |
| **DEBITS:** | | |
| Nonallowable assets: | | |
| Commissions receivable | | 4,845 |
| Other assets | | 1,063 |
| *Total debits* | | 5,908 |
| **NET CAPITAL** | | 108,357 |
| Minimum requirements of 6-2/3% of aggregate indebtedness of $16,268 or $5,000, whichever is greater | | 5,000 |
| *Excess net capital* | $ | **103,357** |
| **AGGREGATE INDEBTEDNESS:** | | |
| Commissions payable | $ | 13,495 |
| Accounts Payable and accrued expenses | | 2,773 |
| **TOTAL AGGREGATE INDEBTEDNESS** | $ | **16,268** |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | | **0.15 to 1** |

See Independent Auditors' Report.

SAWTOOTH SECURITIES, LLC

# RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2005

| | | |
|---|---|---|
| **NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING** | $ | 145,444 |
| Adjustments: | | |
| Decrease in income | | (32,242) |
| Increase in non-allowable assets | | (4,845) |
| **NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)** | **$** | **108,357** |

See Independent Auditors' Report.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

# INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Sawtooth Securities, LLC

In planning and performing our audit of the financial statements and supplementary information of Sawtooth Securities, LLC for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Sawtooth Securities, LLC that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Sawtooth Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

In addition, our review indicated that Sawtooth Securities, LLC was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2005, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 10, 2006